UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012.

Commission File Number: 001-31221

Total number of pages: 7

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: March 13, 2012	By:	/S/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

Information furnished in this form:

1.	Notice Regarding Results of Tender Offer for Radishbo-ya Co., Ltd. Common Shares and Stock Acquisition Rights

NTT DOCOMO, INC.

President and CEO: Ryuji Yamada

Tokyo Stock Exchange: 9437

London Stock Exchange: NDCM

New York Stock Exchange: DCM

March 13, 2012

Notice Regarding Results of Tender Offer for Radishbo-ya Co., Ltd. Common Shares and Stock Acquisition Rights

NTT DOCOMO, INC. (the “Company” or the “Offeror”) hereby announces the results of a tender offer (the “Tender Offer”) that commenced on January 31, 2012 and ended on March 12, 2012, pursuant to the Board of Directors’ decision on January 30, 2012 to initiate the Tender Offer for the common shares and stock acquisition rights (the “Stock Acquisition Rights” collectively referring to (1) Series 2 Stock Acquisition Rights issued in accordance with a resolution approved at Radishbo-ya Co., Ltd.’s (the “Target Company”, Osaka Securities Exchange JASDAQ Standard Market (“JASDAQ”) code 3146) extraordinary shareholders meeting and its Board of Directors’ meeting held on July 25, 2005 (“Series 2 Stock Acquisition Rights”), (2) Series 3 Stock Acquisition Rights issued in accordance with a resolution approved at the Target Company’s extraordinary shareholders meeting held on July 25, 2005 and the Target Company’s Board of Directors’ meeting held on November 29, 2005 (“Series 3 Stock Acquisition Rights”), (3) Series 4 Stock Acquisition Rights issued in accordance with a resolution approved at the Target Company’s extraordinary shareholders meeting and the Target Company’s Board of Directors’ meeting held on February 16, 2007 (“Series 4 Stock Acquisition Rights”), (4) Series 5 Stock Acquisition Rights issued in accordance with a resolution approved at the Target Company’s extraordinary shareholders meeting and the Target Company’s Board of Directors’ meeting held on February 16, 2007 (“Series 5 Stock Acquisition Rights”), and (5) Series 6 Stock Acquisition Rights issued in accordance with a resolution approved at the Target Company’s extraordinary shareholders meeting and the Target Company’s Board of Directors’ meeting held on February 16, 2007 (“Series 6 Stock Acquisition Rights”)) of the Target Company, as described below.

***

I. Results of the Tender Offer

1. Outline of the offer

1)	Name and address of the Offeror

NTT DOCOMO, INC.

Address: 2-11-1 Nagata-cho, Chiyoda-ku, Tokyo

2)	Name of Target Company

Radishbo-ya Co., Ltd.

3)	Class of securities subject to the offer

A.	Common shares

B.	Stock Acquisition Rights

i	Series 2 Stock Acquisition Rights

ii	Series 3 Stock Acquisition Rights

iii	Series 4 Stock Acquisition Rights

iv	Series 5 Stock Acquisition Rights

v	Series 6 Stock Acquisition Rights

4)	Number of shares to be purchased

Number of Shares to be Purchased	Minimum Number of Shares to be Purchased	Maximum Number of Shares to be Purchased
6,990,517 shares	3,706,600 shares	— shares

Note 1:	The number of shares to be purchased is noted as 6,990,517 shares, the maximum number of the Target Company’s shares the Company will acquire via the Tender Offer. Please note that the maximum number in question is the number of shares derived by taking the number of shares (7,267,817 shares) obtained by the sum of (i) the total number of the Target Company’s common shares issued (6,939,317 shares) as of November 30, 2011, as stated in the third quarter report for the 24th period, which was issued by the Target Company on January 13, 2012, and (ii) the number of the Target Company’s common shares (a total of 328,500 shares) subject to the Series 2, 3, 4, 5 and 6 Stock Acquisition Rights as of November 30, 2011, as stated in the same quarterly report (a total of 3,285 rights), and subtracting the amount of treasury stock (277,300 shares) held by the Target Company as of November 30, 2011, as stated in the same quarterly report.

Note 2:	If the total number of shares tendered is less than the minimum number to be purchased (3,706,600 shares), the tendered shares will not be purchased in their entirety. If the total number of shares tendered exceeds the minimum number to be purchased, the tendered shares will be purchased in their entirety. Please note that the minimum number of shares to be purchased (3,706,600 shares) constitutes 51.00% of the total number of shares after full dilution.

Note 3:	Shares constituting less than one unit will also be subject to the Tender Offer. Moreover, should the right to request the purchase of shares constituting less than one unit be exercised by a shareholder in accordance with the Companies Act, the Target Company may buy its own shares during the Tender Offer period as provided for by law.

Note 4:	The Company does not intend to acquire the treasury stock held by the Target Company through the Tender Offer.

Note 5:	It is possible that the above-mentioned Stock Acquisition Rights will be exercised before the end of the Tender Offer period; however, the Target Company’s common shares that would be issued or transferred as a result of this would also be subject to the Tender Offer.

5)	Tender Offer period

Tuesday, January 31, 2012 to Monday, March 12, 2012 (30 business days)

6)	Tender Offer price

A.	Common shares 990 yen per share

B.	Stock acquisition rights

i	Series 2 Stock Acquisition Rights	31,300 yen per right

ii	Series 3 Stock Acquisition Rights	31,300 yen per right

iii	Series 4 Stock Acquisition Rights	14,000 yen per right

iv	Series 5 Stock Acquisition Rights	14,000 yen per right

v	Series 6 Stock Acquisition Rights	14,000 yen per right

2. Results of the Tender Offer

1)	Outcome of the Tender Offer

The Tender Offer contained the condition that if the total number of shares tendered did not meet the minimum number of shares to be purchased (3,706,600 shares), the tendered shares would not be purchased in their entirety. However, the total number of shares tendered (5,294,668 shares) exceeded the minimum number of shares to be purchased (3,706,600 shares), and therefore the tendered shares will be purchased in their entirety, as stated in the tender offer commencement notice and tender offer registration statement.

2)	Date of public notice of the outcome of the Tender Offer and the name of the publishing newspapers

Pursuant to the provisions of Article 27-13, Paragraph 1 of the Financial Instruments and Exchange Act (Act. No. 25 of 1948), the results were disclosed to the media on March 13, 2012 through Tokyo Stock Exchange Inc., using the method prescribed in Article 9-4 of the Enforcement Ordinance of the Financial Instruments and Exchange Act (Cabinet Order No. 321 of 1965, including subsequent revisions) and Article 30-2 of the Cabinet Office Ordinance Concerning Disclosure of a Tender Offer for Share Certificates by a Party other than the Issuer (Ministry of Finance No. 38 of 1990, including subsequent revisions).

3)	Number of shares purchased

Class of shares	A. Number tendered (converted into shares)	B. Number purchased (converted into shares)
Shares	4,973,668 shares	4,973,668 shares
Stock acquisition rights	321,000	321,000
Bonds with stock acquisition rights	—	—
Trust beneficiary certificates for the shares ( )	—	—
Depositary receipts for the shares ( )	—	—

Total	5,294,668	5,294,668

(Total number of potential shares)	—	(321,000)

4)	Percentage of shares held after the purchase

Number of voting rights for shares held by the Offeror prior to the purchase	— rights	(Percentage of shares held prior to the purchase — %)
Number of voting rights for shares held by parties with special relationships prior to the purchase	— rights	(Percentage of shares held prior to the purchase — %)
Number of voting rights for shares held by the Offeror after the purchase	52,946 rights	(Percentage of shares held after the purchase 75.74%)
Number of voting rights for shares held by parties with special relationships after the purchase	— rights	(Percentage of shares held after the purchase — %)
Number of voting rights held by all shareholders of the Target Company (as of August 31, 2011)	67,606 rights

Note 1:	The “number of voting rights held by all shareholders of the Target Company (as of August 31, 2011)” is the number of voting rights for all shareholders as of August 31, 2011 stated in the Target Company’s report for the third quarter of the 24th period issued on January 13, 2012. However, since all common shares (excluding, however, the treasury stock held by the Target Company) and all stock acquisition rights issued by the Target Company are subject to the Tender Offer, the number of voting rights (69,905 rights) for the number of shares (6,990,517 shares) calculated from the sum (7,267,817 shares) of the total number of common shares issued by the Target Company as of November 30, 2011, stated in the above-mentioned quarterly report (6,939,317 shares) plus the number of Target Company shares subject to the Series 2, 3, 4, 5 and 6 Stock Acquisition Rights (3,285 rights) as of November 30, 2011, stated in the above-mentioned quarterly report (328,500 shares), minus the amount of treasury stock held by the Target Company as of November 30, 2011, stated in the same quarterly report mentioned above (277,300 shares) constitutes the denominator for the calculation of “Percentage of shares held prior to the purchase” and “Percentage of shares held after the purchase.”
Note 2:	The “Percentage of shares held prior to the purchase” and “Percentage of shares held after the purchase” have been rounded to the nearest third decimal place.

5)	Calculation method where proportional distribution is used for the Tender Offer

Not applicable

6)	Method of settlement

A.	Name and head office address of financial instruments business operator, bank, or other institution in charge of settlement of the Tender Offer

Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

2-5-2 Marunouchi, Chiyoda-ku, Tokyo

B.	Settlement commencement date

Monday, March 19, 2012

C.	Method of settlement

Notification of the purchases under the Tender Offer will be sent to the address or residence of all accepting shareholders (or the standing proxy for foreign shareholders) immediately after the conclusion of the Tender Offer period.

Purchases will be settled in cash. In accordance with the instructions of the accepting shareholders (or the standing proxy for foreign shareholders), the Tender Offer Agent will, without delay after the settlement commencement date, remit the funds for the shares purchased to the location designated by the accepting shareholders (or the standing proxy for foreign shareholders).

3. Post-Tender Offer policies and outlook

For information about business policies subsequent to the Tender Offer, please refer to the “Notice Regarding Commencement of Tender Offer for Radishbo-ya Co., Ltd. Common Shares and Stock Acquisition Rights” dated January 30, 2012.

The Tender Offer will have a negligible impact on the Company’s consolidated performance in the current fiscal year (the year ending March 31, 2012).

4. Locations where copies of the Tender Offer report may be viewed

NTT DOCOMO, INC.	2-11-1 Nagata-cho, Chiyoda-ku, Tokyo
Osaka Stock Exchange Co. Ltd.	1-8-16 Kitahama, Chuo-ku, Osaka-shi, Osaka

For further information, please contact:

Investor Relations Department

Tel: +81-3-5156-1111

-END-

This document contains information on future prospects based on the current expectations and beliefs of the management of NTT DOCOMO, INC. and Radishbo-ya Co., Ltd. The actual results may substantially deviate from these statements due to a number of factors.

All procedures related to the Tender Offer shall be conducted in Japanese unless otherwise stated. All or part of the documents related to the Tender Offer shall be prepared in English, but in the event of a discrepancy between the English document and the Japanese document, the Japanese document shall take precedence.